Filed Under Rule 433
Registration No. 333-135813

GE Interest Plus® for Businesses

Earn more on your available cash

Rate	2.65%
Yield	2.68%

Rate/yield effective as of 1/5/09 and may be reset weekly!

With **GE Interest Plus for Businesses**.

For business owner:
Sample A Sample
ABC Company
123 Main Street
Anytown USA 12345-6789

Dear Sample A. Sample,

Earn more. With **GE Interest Plus for Businesses**, it's now easier than ever. Just take a look at what you and your business will enjoy...

More earnings.

With GE Interest Plus for Businesses, you'll be able to enjoy a higher rate of interest than with many money market accounts, savings accounts and CDs. In fact, if you were to enroll today, you would get a 2.68% yield[†] on your investment!

More flexibility.

- Link your investment to your business's checking account and easily invest and redeem electronically
- No sales, management or maintenance fees
- No penalties for redemptions
- Flexibility to invest from $500 to $5 million

Triple-A rated.

Enjoy peace of mind, too. This is a direct investment in General Electric Capital Corporation ("GE Capital"). GE Capital has received a AAA rating from Standard & Poor's Corporation and a Aaa rating from Moody's Investors Service.

Now may be the perfect time to get more for your business. To find out more, call **1-888-674-4138** or visit **geinterestplus.com/businesses/more1**.

Sincerely,

GE Interest Plus for Businesses

P.S. Easy... flexible... triple-A rated... what else would you expect from a trusted company like GE Capital Corporation? Invest today!

It's easy to get started

To learn more:

geinterestplus.com/businesses/more1

To request an information kit:

1-888-674-4138
Monday through Friday
8:30 a.m. to 7 p.m. ET

GEIPB-MORE1-0109

GE Interest Plus for Businesses is an investment in the senior, unsecured corporate debt of the General Electric Capital Corporation, whose outstanding senior debt is rated AAA by Standard & Poor's Corporation and Aaa by Moody's Investors Service. You should note that GE Interest Plus for Businesses Notes are not a money market fund, which is generally a diversified fund consisting of investment in short-term debt securities of many companies. Unlike bank accounts and certificates of deposit, GE Interest Plus for Businesses is not guaranteed under the FDIC's Temporary Liquidity Guarantee Program. It is possible to lose money if GE Capital is unable to pay its debts. Please see the prospectus for important investment information.

The issuer has filed a registration statement (including a prospectus) (Registration Statement No. 333-135813) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it by calling toll-free 1-888-674-4138.

[†] The yield reflects the annual rate of return on your investment. It assumes that interest is accrued daily and posted monthly, and that there are no additional investments or redemptions. Current rate and yield are available at www.geinterestplus.com/businesses.

GE Interest Plus® for Businesses How con GE Interest Plus for Businesses be a smart decision for you? Earnings — Enjoy a higher rate of interest than with many other short-term investments. Access — Link your investment directly to your business’s checking account and invest or redeem with ease. No fees — There are no sales, management or maintenance fees. Triple-A rated — GE Interest Plus for Businesses is an investment in triple-A rated GE Capital Corporation, a name you can trust. Online management — Access your investment whenever you want, 24/7. Invest from $500 to $5 million — So more of your available cash can earn more. Get all this and much more with Interest Plus for Businesses. Contact us today!

GE INTEREST PLUS FOR BUSINESS IMPORT INFORMATION ON HOW YOUR BUSINESS CAN EARN MORE